UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                   Covista Communications, Inc.
                        (Name of Issuer)

                 Common Stock par value $0.05
                (Title of Class of Securities)

                          223574 10 4
                         (CUSIP Number)

Henry George Luken, III, 900 Fairway Lane, Soddy Daisy, TN 37379
                      (423) 332-1314
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        October 26, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

                           SCHEDULE 13D/A
CUSIP No. 223574 10 4

_________________________________________________________________

1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons

     Henry George Luken, III
_________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group

(a)
(b)
_________________________________________________________________

3.   SEC Use Only

_________________________________________________________________

4.   Source of Funds (See Instructions)
     PF
_________________________________________________________________

5.   Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

6.   Citizenship or Place of Organization  United States
_________________________________________________________________

Number of       7.    Sole Voting Power    9,340,424
Shares          ------------------------------------------------
Beneficially    8.    Shared Voting Power 0
Owned by        ------------------------------------------------
Each            9.    Sole Dispositive Power 9,340,424
Reporting       ------------------------------------------------
Person         10.   Shared Dispositive Power  0
With
_________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,340,424
_________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

_________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)
     52.4%
_________________________________________________________________

14.  Type of Reporting Person (See Instructions)
     IN
_________________________________________________________________

    This Amendment No. 6 ("Amendment No. 6") to Schedule 13D is filed by Henry George Luken, III ("Mr. Luken"), an individual person, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Covista Communications, Inc., a New Jersey corporation (the "Issuer"). This Schedule 13D amends and/or supplements the Schedule 13D filed by Mr. Luken on April 12, 2001, as amended by Amendment No. 1 thereto filed with the SEC by Mr. Luken on April 13, 2001 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC by Mr. Luken on May 24, 2002 ("Amendment No. 2"), Amendment No. 3 thereto filed by Mr.
Luken on January 23, 2003 ("Amendment No. 3"), Amendment No.
4 thereto filed by Mr. Luken on November 21, 2003 ("Amendment No. 4"), and Amendment No. 5 thereto filed by Mr. Luken on September 16, 2004 ("Amendment No. 5").


Item 1. Security and Issuer.

    This statement relates to the common stock, par value $0.05 per share (the "Common Stock") of Covista Communications, Inc. (the "Company"), a New Jersey corporation with its principal executive offices at 721 Broad Street, 2nd Floor, Chattanooga, TN 37402.
The company's business phone is (423) 648-9700.

Item 2. Identity and Background.

    The person filing this statement is Henry George Luken, III. Mr. Luken's address is 900 Fairway Lane, Soddy Daisy, TN 37379. Mr. Luken is retired. During the last five (5) years, Mr. Luken has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law. Mr. Luken is a U.S. citizen.


Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following at the end of such Item:

    On October 26, 2004, Mr. Luken sold a total of 1,900,000 shares of the Issuer's Common Stock to W. Thorpe McKenzie, at a purchase price of $1.75 per share.


Item 4. Purpose of Transaction.

    The Common Shares were sold by Mr. Luken as described in Item
3, and the record and beneficial ownership of the 1,900,000 shares of the Issuer's Common Shares was acquired by W. Thorpe McKenzie as described in Item 3.


Item 5. Interest in Securities of the Issuer.

Item 5 is amended in its entirety as follows:

(a) Mr. Luken owns, beneficially, 9,340,424 shares of Common
Stock. The number of shares beneficially owned by Mr. Luken constitutes 52.4% of the Common Stock outstanding as of September
15, 2004.

(b) Mr. Luken has the sole power to vote or direct the voting of and dispose or direct the disposition of the 9,340,424 shares of Common Stock held directly by Mr. Luken.

(c) See Item 3.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the issuer.


Item 7. Material to be filed as Exhibits.

There are no materials to be filed as exhibits.



                           Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 1, 2004
---------------
Date

/s/ William H. Horton
------------------------------
Henry George Luken, III

By:  William H. Horton, attorney in fact